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                                                         PAGE 16 OF 17

EXHIBIT 99

             IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

     The following factors, among others, could cause the Company's actual results and performance to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by or on behalf of the Company from time to time.

ABILITY TO ACHIEVE FUTURE GROWTH

     The Company's ability to profitably open stores in accordance with its expansion plan and to increase the financial performance of its existing stores will be a significant factor in achieving future growth. The Company's ability to profitably open stores will depend, in part, on matters not completely within the Company's control including, among other things, locating and obtaining store sites that meet the Company's economic, demographic, competitive and financial criteria, and the availability of capital on acceptable terms. Further, increases in comparable store sales will depend, in part, on the soundness and successful execution of the Company's merchandising strategy.

SEASONALITY

     The Company is an agricultural specialty retailer, and consequently its sales fluctuate with the seasonal needs of the agricultural community. The Company responds to this seasonality by attempting to manage inventory levels (and the associated working capital requirements) to meet expected demand, and by varying to a degree its use of part-time employees. Historically, the Company's sales and operating income have been highest in the second and third quarters of each fiscal year due to the farming industry's planting season and the sale of seasonal products.

WEATHER, BUSINESS CONDITIONS AND GOVERNMENT POLICY

     Unseasonable weather and excessive rain, drought, or early or late frosts may affect the Company's sales and operating income. In addition, the Company's sales volume and income from operations depend significantly upon expectations and economic conditions relevant to consumer spending and the farm economy. Government policy can also influence the level of farming activity and have a material adverse effect upon the Company's farm-related sales.


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                                                         PAGE 17 OF 17

REGIONAL ECONOMY

     The majority of the Company's existing stores are located in the Northeastern United Sates and the Company's expansion plan includes locating stores in Midwestern and Southeastern United States. As a result, the Company's sales and profitability are largely dependent on the general strength of the economy in these regions.

COMPETITION

     The Company faces competition primarily from other chain and single-store agricultural specialty retailers, and from mass merchandisers. Some of these competitors have substantially greater financial and other resources than the Company.

     Currently, most of the Company's stores do not compete directly in the markets of other agricultural specialty retail chains. However, the Company's expansion plans will likely result in new stores being located in markets currently serviced by one or more of these chains, and there can be no assurance that these chains, certain of which have announced expansion plans, will not expand into the Company's markets.

     In addition, the Company competes in over half of its markets with mass merchandisers. The Company believes that its merchandise mix and level of customer service currently successfully differentiate it from mass merchandisers, and that as a result the Company has to date not been significantly impacted by competition from mass merchandisers. However, in the past certain mass merchandisers have modified their product mix and marketing strategies in an effort apparently intended to permit them to compete more effectively in the Company's markets, and it is likely that these effort will continue by these and other mass merchandisers.

ENVIRONMENTAL MATTERS

     The Company was formed in 1935 as a tractor salvage yard marketing used tractor parts and continues to conduct tractor salvage operation in connection with its current marketing of used tractor parts. Tractor salvage operations require the disposal of used oil and other petroleum products as well as other environmentally sensitive material, and the manufacture of metal products requires the use and disposal of a number of environmentally sensitive materials. Moreover, since the Company has from time to time acquired, disposed of and leased various sites, the Company's familiarity with the detail of past operations at certain sites is necessarily limited. Although the Company believes that it has conducted its operations in conformity with applicable environmental laws or regulations, there can be no assurance that the Company has not in the past violated applicable environmental laws or regulations, which violations could result in remediation or other liabilities, or the past use or disposal of environmentally sensitive material in conformity with then existing environmental laws and regulations will not result under current or future environmental laws in remediation or other liabilities.